DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

(202) 261-3300

April 30, 2010

VIA EDGAR CORRESPONDENCE

Mr. Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	The Torray Funds – Registration Statement on Form N-1A File Nos. 811-06096 and 33-34411

Dear Mr. Eskildsen:

On behalf of The Torray Fund (the “Trust”), which filed Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A (the “Registration Statement”) with the Commission on March 2, 2010, I wish to respond to the comments on the Registration Statement that you recently provided to me by telephone. The proposed responses on behalf of the Trust to each of the comments are set forth below. The Trust consists of two separate investment series, the Torray Fund (the “Retail Fund”) and the Torray Institutional Fund (the “Institutional Fund”) (collectively, the “Funds”). The majority of the comments that you provided were equally applicable to both the Retail Fund and the Institutional Fund, and, accordingly, the responses set forth below relate to the comments provided with respect to both Funds. In addition, the responses to the two separate comments that were specifically applicable to the Institutional Fund are included separately.

1. General Filing Comment With Respect to the Use of the Summary Prospectus

Comment: If the Trust intends to make use of the Summary Prospectus, please be advised that the Commission Staff will require that the form of Summary Prospectus intended to be used will need to be reviewed by the Staff prior to use and will be subject to further review and comment.

Response: The Trust does not intend to make use of the Summary Prospectus at the present time.

Mr. Chad Eskildsen

Division of Investment Management

April 30, 2010

Comments Applicable to Both Funds

2. Cover Page

Comment: Delete all non-required disclosure, including that each Fund is a no-load fund managed by Torray LLC and its investment minimum.

Response: The requested change has been made.

3. Summary Section – Investment Objective

Comment: Delete the statement: “There is no guarantee that these objectives will be achieved.”

Response: The requested change has been made.

4. Summary Section – Fees and Expenses – Example

Comment: In the second sentence in the second paragraph, delete the phrase “reinvestment of all dividends and distributions.”

Response: The requested change has been made.

5. Summary Section – Principal Investment Strategy

Comment: In the second paragraph, delete the third, fifth and sixth sentences.

Response: The requested change has been made.

6. Summary Section – Performance Information

Comment: In the first paragraph, delete the fourth sentence.

Response: The requested change has been made.

7. Summary Section – Portfolio Managers

Comment: Delete the additional disclosure not required by the Item.

Response: The requested change has been made.

8. Summary Section – Purchasing and Selling Fund Shares

Comment: Delete the fourth paragraph.

Response: The requested change has been made.

Mr. Chad Eskildsen

Division of Investment Management

April 30, 2010

9. Summary Section – Dividends, Capital Gains and Taxes

Comment: Change the title of the section to “Tax Information” and delete the second and third sentences.

Response: The requested changes have been made.

10. More Information About Investment Objectives, Strategies and Risks – Principal Investment Strategies

Comment: In the second paragraph, delete the fifth sentence.

Response: The requested change has been made.

11. More Information About Fund Management

Comment: Add the word “equally” after the phrase “they share” in the fourth sentence.

Response: The requested change has been made.

Comments Applicable to the Institutional Fund Only

1. Summary Section – Investment Objective

Comment: In the first paragraph, delete the second sentence and delete the second paragraph.

Response: The requested changes have been made.

2. Summary Section – Fees and Expenses of the Fund

Comment: Delete the footnote that is included in the Fee Table.

Response: The requested change has been made.

*    *    *    *

Please be advised that the Trust intends to file today Post-Effective Amendment No. 25 to its Registration Statement, which filing will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

Mr. Chad Eskildsen

Division of Investment Management

April 30, 2010

•

SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Thank you again for your prompt attention to this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley